SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(D)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CASCAL N.V.

(Name of Subject Company (Issuer))

SEMBCORP UTILITIES PTE LTD.

(Name of Filing Person(s) (Offeror))

a wholly-owned subsidiary of

SEMBCORP INDUSTRIES LTD.

(Name of Filing Persons (Other Persons))

Common Stock, €0.50 par value

(Title of Class of Securities)

N1842P109

(CUSIP Number of class of securities)

Sembcorp Industries Ltd.

30 Hill Street, #05-04

Singapore 179360

Attention: Lim Suet Boey

+65 (0) 6723 3113

(Name, Address and Telephone No. of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

with a copy to:

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$206,424,065.25	US$14,718.04

*	For purposes of calculating the fee only. Based on the offer to purchase all of the issued and outstanding shares of common stock of Cascal N.V. at a cash purchase price of US$6.75 per share. According to Cascal’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010, as of December 31, 2009, 30,581,343 shares of common stock were issued and outstanding. The amount of the filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934 as amended.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	US$14,718.04	Filing Parties:	Sembcorp Utilities Pte Ltd./Sembcorp Industries Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	May 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Sembcorp Utilities Pte Ltd. (the “Purchaser”), a private company limited by shares, incorporated under the laws of Singapore and a wholly owned subsidiary of Sembcorp Industries Ltd. (the “Parent”), a public company limited by shares, incorporated under the laws of Singapore and listed on the main board of the Singapore Exchange. The Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value €.50 per share (the “Shares”) of Cascal N.V. (the “Company”), a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, at a price of US$6.75 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes) (that price, or any other price per Share as may be paid in the Offer, is referred to in this document as the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase, dated May 21, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal filed as exhibits thereto and incorporated therein by reference (which together, and as they may be amended from time to time, constitute the “Offer”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented as follows:

Items 1 through 9; Item 11.

1.	The second and third sentences of the third paragraph on the first page of the cover to the Offer to Purchase are amended and restated as follows:

“Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares being issued and outstanding after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares being issued and outstanding after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) of the issued and outstanding Shares are validly tendered and not withdrawn.”

2.	The first sentence of the first full paragraph on the second page of the cover to the Offer to Purchase is amended and restated as follows:

“Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the Company (based on 30,781,343 Shares being issued and outstanding after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009), and as majority stockholder, expects to have control of the board of directors of the Company, subject to legal and regulatory requirements, including, but not limited to, legal and regulatory requirements related to ensuring adequate independent director representation on the Company’s board of directors.”

3.	The first bullet point on page 1 of the Offer to Purchase under “SUMMARY TERM SHEET – HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT” is amended and restated as follows:

“•	We are offering to pay US$6.75, net to each seller in cash, without interest, for each Share. The Offer is conditioned upon the 80% Condition being satisfied. Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares of the Company (based on 30,781,343 Shares being issued and outstanding after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares being issued and outstanding after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) of the issued and outstanding Shares are validly tendered and not withdrawn.”

4.	The second bullet point on page 1 of the Offer to Purchase under “SUMMARY TERM SHEET – HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT” is amended and restated as follows:

“•	We understand from the Stockholder that, on or about May 5, 2010, Michael Wager, a non-executive director, resigned from the Company’s board of directors to assume an advisory and spokesperson role for the Company in connection with the Offer (the “Consultancy”) and, in connection with such Consultancy, the Company entered into an agreement with Mr. Wager pursuant to which Mr. Wager would receive an annual salary of $900,000 and 200,000 restricted Shares in the Company. In its Schedule 14d-9 filed with the SEC on June 1, 2010, the Company confirmed that, effective April 27, 2010, the Company granted 200,000 Shares (the “Restricted Shares”) to WAGCAP Advisors LLC, an Ohio limited liability company, through which Mr. Wager, is providing consulting services. As a result of the issuance of the Restricted Shares, the 80% Condition to the Offer will be satisfied if 6,756,532 Shares (based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009), representing approximately an additional 22% of the issued and outstanding Shares, are validly tendered and not withdrawn.”

5.	The last bullet point on page 4 of the Offer to Purchase under “SUMMARY TERM SHEET – DOES THE COMPANY SUPPORT THE OFFER” is amended and restated as follows:

“•	On May 25, 2010, the Company voluntarily withdrew its complaint pending against us in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff N.V., Biwater’s Dutch litigation counsel (“Spigthoff”), on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

•	On May 27, 2010, Spigthoff sent a letter (the “May 27 Letter”) to Stibbe N.V., the Company’s Dutch litigation counsel (“Stibbe”), stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering the issuance of Shares to a special purpose vehicle in order to dilute Biwater’s ownership interest in the Company and to thwart the Offer (a “Dilutive Issuance”). Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

•	On May 28, 2010, Stibbe sent a letter to Spigthoff (the “May 28 Letter”) in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and us that (i) the Shares would not be delisted or deregistered until we hold 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to us or our affiliates and (iii) in the event of the breach of the forgoing undertakings, we would agree to pay a penalty of €10 per Share and (iv) if we were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

•	Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

•	On June 1, 2010, the Company filed with the SEC a statement on Schedule 14d-9 stating that the board of directors of the Company unanimously recommends that stockholders (other than the Stockholder) reject the Offer and not tender their Shares into the Offer.

•

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the offer) if we do not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010.

•	On June 3, 2010, in response to the May 28 Letter, our Dutch litigation counsel sent Stibbe a letter (the “June 3 Letter”) indicating that the requests contained in the May 28 Letter were unacceptable to us and that we saw no justification for the Company not to have agreed to provide Biwater with the confirmations requested in the May 27 Letter. In addition, the June 3 Letter stated that post-consummation of the Offer, we will maintain independent directors on the Company’s board of directors in compliance with applicable stock exchange regulations and relevant regulatory requirements. In addition, the June 3 Letter indicated that we intend to have at least one independent director on the Company’s board of directors, in accordance with Dutch case law, as long as there is a significant minority shareholding in the Company and that such independent director(s) will be mandated with safeguarding the minority shareholders’ interests and will, in accordance with market practice and applicable law, have approval rights over certain intra-group transactions such as a sale of assets and restructurings involving the Company and us as counterparties.

•	Also on June 3, 2010, we were informed by the Court that the date for the hearing on the order pending before the Enterprise Chamber of the Amsterdam Court of Appeals has been set for June 10, 2010.”

6.	The third bullet point on page 5 of the Offer to Purchase under “SUMMARY TERM SHEET – WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER” is amended and restated as follows:

“The issuance of the Restricted Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, has resulted in the failure of condition (i) set forth above.”

7.	The carry over bullet point on page 6 of the Offer to Purchase under “SUMMARY TERM SHEET – WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER” is amended and restated by adding the following sentence at the end of that paragraph:

“In the event the Offer Price is adjusted due to the failure of the condition set forth in paragraph (i) above, we will ensure that the Offer will remain open for at least ten business days after we announce such adjustment to the Offer Price. In the event we waive the condition set forth in paragraph (i) above, we will ensure that the Offer will remain open for an appropriate period of time after we announce such waiver.”

8.	The first full bullet point on page 6 of the Offer to Purchase under “SUMMARY TERM SHEET – WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER” is deleted in its entirety.

9.	Page 6 of the Offer to Purchase is amended and restated by adding the following Question and Answer immediately prior to the Question and Answer “HOW DO I TENDER MY SHARES”:

“WHAT ARE THE CONSEQUENCES TO ME OF THE TWO-TIERED PRICING STRUCTURE?

•	We are offering to pay US$6.75, net to each seller in cash, without interest, for each Share, conditioned upon the 80% Condition being satisfied. If at the initial expiration date of the Offer, the 80% Condition has not been met, we will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to the Minimum Condition and (iii) extend the Offer for an additional ten business days. If the 80% Condition has not been met, and we reduce the Offer Price to US$6.40 per Share and you have previously tendered your Shares and do not validly withdraw them prior to the expiration date, as extended, and we accept your Shares for payment, you will receive US$6.40 per Share. See the Introduction and Sections 1 and 4 of this Offer to Purchase.”

10.	The second sentence of the last paragraph on page 10 of the Offer to Purchase under “INTRODUCTION” is amended and restated as follows:

“UPON THE STOCKHOLDER’S TENDER OF ITS SHARES PURSUANT TO THE TENDER OFFER AND STOCKHOLDER SUPPORT AGREEMENT, 17,868,543 SHARES, OR

APPROXIMATELY 58% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMPANY (BASED ON 30,781,343 SHARES BEING ISSUED AND OUTSTANDING AFTER TAKING INTO ACCOUNT THE ISSUANCE OF THE RESTRICTED SHARES AND THE 30,581,343 SHARES REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF DECEMBER 31, 2009) WILL HAVE BEEN TENDERED IN THE OFFER. ACCORDINGLY, THE 80% CONDITION TO THE OFFER WILL BE SATISFIED IF APPROXIMATELY AN ADDITIONAL 22% (OR 6,756,532 SHARES BASED ON 30,781,343 SHARES BEING ISSUED AND OUTSTANDING AFTER TAKING INTO ACCOUNT THE RESTRICTED SHARES ISSUED TO WAGCAP ADVISORS LLC AND THE 30,581,343 SHARES REPORTED BY THE COMPANY TO BE ISSUED AND OUTSTANDING AS OF DECEMBER 31, 2009) OF THE ISSUED AND OUTSTANDING SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN.”

11.	The first full paragraph on page 11 of the Offer to Purchase under “INTRODUCTION” is amended and restated as follows:

“On June 1, 2010, the Company, as required by Rule 14e-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14d-9. In the Solicitation/Recommendation Statement on Schedule 14d-9, the Company stated that the board of directors of the Company unanimously recommends that stockholders (other than the Stockholder) reject the Offer and not tender their Shares into the Offer. The Solicitation/Recommendation Statement on Schedule 14d-9 also contains important information and certain material non-public information that the Company believes is necessary for stockholders to make a decision with respect to the Offer. We urge all stockholders of the Company to review the Solicitation/Recommendation Statement on Schedule 14d-9 carefully.”

12.	The last sentence of the penultimate paragraph on page 11 of the Offer to Purchase under “INTRODUCTION” is amended and restated as follows:

“In its Schedule 14d-9 filed with the SEC on June 1, 2010, the Company confirmed that, effective April 27, 2010, the Company granted 200,000 Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, which, results in 30,781,343 Shares being issued and outstanding as of the date hereof.”

13.	The second and third sentences in the third paragraph on page 12 of the Offer to Purchase under “Terms of the Offer; Expiration Date” are amended and restated as follows:

“Upon the Stockholder’s tender of its Shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 Shares, or approximately 58% of the issued and outstanding Shares of the Company (based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 22% (or 6,756,532 Shares based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) of the issued and outstanding Shares are validly tendered and not withdrawn.”

14.	The last paragraph on page 12 of the Offer to Purchase under “Terms of the Offer; Expiration Date” is amended and restated as follows:

“The issuance of the Restricted Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, has resulted in the failure of condition (i) set forth above.”

15.	The first paragraph on page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date” is amended and restated by adding the following sentence at the end of that paragraph:

“In the event the Offer Price is adjusted due to the failure of the condition set forth in paragraph (i) above, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives the condition set forth in paragraph (i) above, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.”

16.	The second paragraph on page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date” is deleted in its entirety.

17.	The third paragraph on page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date” is amended and restated by adding the following sentence after the first sentence of that paragraph:

“If the 80% Condition has not been met, and Purchaser reduces the Offer Price to US$6.40 per Share and you have previously tendered your Shares and do not validly withdraw them, in the manner set forth in Section 4 of this Offer to Purchase, prior to the expiration date, as extended, and Purchaser accept your Shares for payment, you will receive US$6.40 per Share.”

18.	The first sentence on page 23 of the Offer to Purchase under “ Possible Effects of the Offer on the Market for the Shares; Share Listing; Margin Regulations and Exchange Act Registration” is amended and restated as follows:

“Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009).”

19.	The first full paragraph on page 25 of the Offer to Purchase under “Certain Information Concerning the Company” is amended and restated as follows:

“Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference to those documents and records. Although Purchaser and Parent have no knowledge that would indicate that any statements contained in this Offer to Purchase based on those documents and records are untrue, neither Parent not Purchaser assumes any responsibility for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information contained in this Offer to Purchase with respect to the Company, but which are unknown to Parent and Purchaser.”

20.	The following sentence is added immediately after the last sentence of the last paragraph on page 29 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements”:

“With respect to the provision of “reasonable assistance” as per the February 3, 2010 Exclusivity Letter, Sembcorp’s expectation and understanding was that Mr. Magor, through his access to the Company’s board of directors, would be able to facilitate a meeting with the Company’s board of directors in order for Sembcorp to discuss its proposal. Sembcorp recognized that neither Mr. Magor nor Biwater could reasonably deliver a recommendation from the Company’s board of directors for the offer given that they do not control the board of directors and are not a member of the special committee of the Company’s board of directors.”

21.	The following paragraph is added immediately after the last paragraph on page 29 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements”:

“Larry Magor, Chief Executive Officer of Biwater, was the main Biwater representative that Sembcorp was negotiating with on the price, structure of the transaction and the terms and conditions of the Tender Offer and Stockholder Support Agreement. Sembcorp understands from Biwater that Mr. Magor had been communicating with the Company’s board of directors in connection with the Offer. Following the consummation of the Offer, Mr. Magor will not have any role in the management or operations of the Company.”

22.	The first paragraph on page 32 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements” is amended and restated as follows:

“During March 2010, representatives of Sembcorp, Biwater and their respective financial advisors negotiated the structure of the tender offer and the offer price. As previously indicated, in the Irrevocable Undertaking, Sembcorp had offered US$6.75 per Share, subject to the 80% Condition being achieved. Biwater communicated to Sembcorp that it wanted greater certainty that the tender offer would be consummated and its Shares purchased, and therefore opposed the offer being subject to the 80% Condition. Sembcorp countered that it would be willing to consider dropping the 80% Condition but would then offer a lower price per Shares and proposed US$6.25 per Share. Biwater counter proposed US$6.50 per Share and the parties subsequently agreed on US$6.40 per Share, with the offer not being subject to the 80% Condition, but Biwater further negotiated for the offer price to be increased to US$6.75 per Share if the 80% Condition was met, which Sembcorp agreed to. Sembcorp, Biwater and their respective legal and financial advisors negotiated the structure of the two-tiered offer in further detail. Sembcorp’s legal advisor had a number of communications with the SEC Staff during which Sembcorp’s legal advisor proposed the following structure. If less than 80% of the outstanding shares were tendered and not withdrawn in the offer, Sembcorp would pay to all stockholders an offer price of US$6.40 and if at least 80% of the outstanding shares are tendered and not withdrawn, Sembcorp would pay to all stockholders an offer price of US$6.75. If the 80% threshold was reached at the expiration of the initial offer period, Sembcorp would have a subsequent offering period of at least ten business days with the offer price of US$6.75. If the 80% threshold was not reached at the expiration of the initial offer period, Sembcorp may have a subsequent offering period of at least three business days with the offer price of US$6.40. If the 80% threshold is reached during the subsequent offering period, Sembcorp would extend the subsequent offering period until at least ten business days after it announced that the 80% threshold had been reached during which time the price paid to tendering stockholders will be US$6.75. This structure likely would have required the SEC Staff to provide no-action or exemptive relief, which the SEC Staff indicated that it was not initially prepared to do so. The parties then discussed an alternative structure whereby the offer would initially start out at US$6.40 per Share, subject to the Minimum Condition, and if the 80% Condition was reached, the offer price would be increased to $6.75 per Share and the offer would be extended for an additional ten business days. However, after further discussions, the parties determined that this structure was more cumbersome and would likely delay the closing of the offer, so they reached agreement on the final offer structure whereby the offer would initially start out at US$6.75 per Share, subject to the 80% Condition, and if the 80% Condition was not reached at the expiration of the offer, but the Minimum Condition was, the offer price would be decreased to $6.40 per Share and the offer would be extended an additional ten business days.”

23.	The following paragraphs are added immediately after the penultimate paragraph on page 35 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements”:

“On May 25, 2010, the Company voluntarily withdrew its complaint pending against Sembcorp in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

Also on May 27, 2010, Spigthoff sent the May 27 Letter to Stibbe stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering a Dilutive Issuance. Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

On May 28, 2010, Stibbe sent the May 28 Letter to Spigthoff in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and Sembcorp that (i) the Shares would not be delisted or deregistered until Sembcorp holds 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to Sembcorp or its affiliates and (iii) in the event of the breach of the forgoing undertakings, Sembcorp would agree to pay a penalty of €10 per Share and (iv) if Sembcorp were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

On or about May 31, 2010, Biwater tendered its Shares in the Offer.

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the offer) if Sembcorp does not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010.

On June 3, 2010, in response to the May 28 Letter, Sembcorp’s Dutch litigation counsel sent the June 3 Letter to Stibbe indicating that the requests contained in the May 28 Letter unacceptable to Sembcorp and that Sembcorp saw no justification for the Company not to have agreed to provide Biwater with the confirmations requested in the May 27 Letter. In addition, the June 3 Letter stated that post-consummation of the Offer, Sembcorp will maintain independent directors on the Company’s board of directors in compliance with applicable stock exchange regulations and relevant regulatory requirements. In addition, the June 3 Letter indicated that Sembcorp intends to have at least one independent director on the Company’s board of directors, in accordance with Dutch case law, as long as there is a significant minority shareholding in the Company and that such independent director(s) will be mandated with safeguarding the minority shareholders’ interests and will, in accordance with market practice and applicable law, have approval rights over certain intra-group transactions such as a sale of assets and restructurings involving the Company and Sembcorp as counterparties.

Also on June 3, 2010, the Court informed the parties that the date for the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals has been set for June 10, 2010.

On June 4, 2010, Biwater and Sembcorp executed an amendment to the Tender Offer and Stockholder Support Agreement (the “Amendment”). The Amendment (x) amended the provision that required Sembcorp to launch the offer as promptly as practicable but in no event later than 20 calendar days after April 26, 2010, to reflect the fact that pursuant to the Litigation, Sembcorp agreed not to launch the offer before May 21, 2010 and (y) added a reasonableness standard to conditions (a)(ii) and (iii) to the offer that there shall have been instituted and be pending any litigation, suit, claim, action, proceeding or investigation brought by any Governmental Authority: (ii) seeking to prohibit or limit, in the reasonable judgment of the Purchaser, the full rights of ownership or operation by the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Purchaser or any of their affiliates or any Shares or (iii) seeking, in the reasonable judgment of the Purchaser, any significant diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer. The amendment of conditions (a)(ii) and (iii) to the offer came as a result of an SEC comment requesting that a standard of reasonableness, against which Sembcorp’s discretion may be judged, be added to the two conditions.”

24.	The first sentence of the last full paragraph on page 40 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements” is amended and restated as follows:

“ Upon the tender of Shares by the Stockholder as set forth in the Tender Offer and Stockholder Support Agreement, the 80% Condition to the Offer will be satisfied if approximately an additional

22% (or 6,756,532 Shares based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009) of the issued and outstanding Shares are validly tendered and not withdrawn.”

25.	The first sentence of the last paragraph on page 44 of the Offer to Purchase under “Purpose of the Offer; Plans for the Company” is amended and restated as follows:

“Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Shares, representing approximately 58% of the issued and outstanding Shares (based on 30,781,343 Shares being issued and outstanding after taking into account the issuance of the Restricted Shares and the 30,581,343 Shares reported by the Company to be issued and outstanding as of December 31, 2009), and as majority stockholder, expects to have control of the board of directors of the Company, subject to legal and regulatory requirements, including, but not limited to, legal and regulatory requirements related to ensuring adequate independent director representation on the Company’s board of directors.”

26.	The paragraph on page 48 of the Offer to Purchase under “Source and Amount of Funds” is amended and restated by adding the following sentence after the penultimate sentence of that paragraph:

“No alternative financing arrangements or alternative financing plans have been made in the event that the internally generated funds, borrowings under existing loan facilities or the issuance of notes under an existing medium term note program are not available as anticipated. Sembcorp has on hand substantially all of the funding required to acquire 100% of the Shares and does not expect to have any issue drawing on existing facilities for the remaining portion of the financing.”

27.	Condition (a) on page 48 of the Offer to Purchase under “Certain Conditions to the Offer” is amended and restated as follows:

“(a) there shall have been instituted and be pending any litigation, suit, claim, action, proceeding or investigation brought by any Governmental Authority: (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or seeking to prohibit the making of or terms of the Offer or any of the actions contemplated thereby; (ii) seeking to prohibit or limit, in the reasonable judgment of the Purchaser, the full rights of ownership or operation by the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Purchaser or any of their affiliates or any Shares; (iii) seeking, in the reasonable judgment of Purchaser, any significant diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer; or (iv) that is reasonably expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;”

28.	The first paragraph on page 51 of the Offer to Purchase under “Certain Conditions to the Offer, Failure of Certain Conditions to the Offer” is amended and restated as follows:

“Failure of Certain Conditions to the Offer. The issuance of the Restricted Shares to WAGCAP Advisors LLC, the entity through which Mr. Wager, is providing consulting services to the Company in connection with the Offer, has resulted in the failure of the condition set forth in paragraph (g)(ii) above, which conditions the Offer on the Company not issuing or authorizing or agreeing to the issuance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor.”

29.	The second full paragraph on page 51 of the Offer to Purchase under “Certain Conditions to the Offer, Failure of Certain Conditions to the Offer” is amended and restated by adding the following sentence at the end of that paragraph:

“In the event the Offer Price is adjusted due to the failure of the condition set forth in paragraph (g)(ii) above, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives the condition set forth in paragraph (g)(ii) above, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.”

30.	The third full paragraph on page 51 of the Offer to Purchase under “Certain Conditions to the Offer, Failure of Certain Conditions to the Offer” is deleted in its entirety.

31.	The carry over paragraph on page 52 of the Offer to Purchase under “Dividends and Distribution” is amended and restated by adding the following sentence at the end of that paragraph:

“In the event the Offer Price is adjusted due to the issuance of any such dividends or distributions, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives the condition regarding the issuance of any such dividends or distributions, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.”

32.	The first full paragraph on page 52 of the Offer to Purchase under “Dividends and Distribution” is amended and restated by adding the following sentence at the end of that paragraph:

“In the event the Offer Price is adjusted due to the failure of conditions (A) or (B) set forth above, Purchaser will ensure that the Offer will remain open for at least ten business days after Purchaser announces such adjustment to the Offer Price. In the event Purchaser waives conditions (A) or (B) set forth above, Purchaser will ensure that the Offer will remain open for an appropriate period of time after Purchaser announces such waiver.”

33.	The following paragraphs are added immediately after the last paragraph on page 53 of the Offer to Purchase under “Certain Legal Matters – Litigation”:

“On May 25, 2010, the Company voluntarily withdrew its complaint pending against Sembcorp in the Litigation, without prejudice. Also on May 25, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an inquiry into the Company’s policies and conduct of business with regard to the actions taken by it in response to the Offer.

On May 27, 2010, Spigthoff sent a letter (the “May 27 Letter”) to Stibbe stating that an analysis of the possibilities open to the Company after the withdrawal of its complaint in the Litigation indicates that the Company may be considering the issuance of Shares to a special purpose vehicle in order to dilute Biwater’s ownership interest in the Company and to thwart the Offer (a “Dilutive Issuance”). Accordingly, the May 27 Letter requested confirmation from the Company that it would not make a Dilutive Issuance without Biwater’s prior written consent or that if such a resolution is adopted by the board of directors of the Company, the Dilutive Issuance would not be implemented prior to the Enterprise Chamber of the Amsterdam Court of Appeals ruling on the matter. The May 27 Letter stated that if the Company did not provide Biwater or its counsel with confirmation within 24 hours, Biwater would seek declaratory judgment regarding the dilutive issuance in the Enterprise Chamber of the Amsterdam Court of Appeals.

On May 28, 2010, Stibbe sent a letter to Spigthoff (the “May 28 Letter”) in response to the May 27 Letter. The May 28 Letter stated that the Company was not willing to give the confirmations requested in the May 27 Letter. The May 28 Letter indicated that the Company would however be willing to discuss ways in which the minority shareholders of Cascal could be protected, including through the implementation of an adequate corporate governance structure and undertakings by Biwater and Sembcorp that (i) the Shares would not be delisted or deregistered until Sembcorp holds 95% of the issued and outstanding Shares, (ii) no assets of the Company would be sold to Sembcorp or its affiliates and (iii) in the event of the breach of the forgoing undertakings, Sembcorp would agree to pay a penalty of €10 per Share and (iv) if Sembcorp were to transfer its Shares, the forgoing undertakings would be required to be transferred. If the forgoing protections were not put in place, the May 28 Letter provided that Stibbe would consider the Offer coercive and would take all steps necessary to protect the Company and its shareholders.

Later in the day on May 28, 2010, Spigthoff, on behalf of Biwater, filed an application with the Enterprise Chamber of the Amsterdam Court of Appeals requesting an injunction seeking to (i) prohibit the Company’s board of directors from adopting a resolution in favor of a Dilutive Issuance, if such a resolution has not already been adopted, (ii) suspend such resolution, if already adopted, and prohibit the Company’s board of directors from adopting any new resolutions in favor of a Dilutive Issuance and (iii) suspend Messrs. Biewenga, Auster and Sonkin from the Company’s board of directors until the decision of the Enterprise Chamber of the Amsterdam Court of Appeals has been rendered in the event that either (a) at the time of the hearing to be held on the matter the Company has already made the Dilutive Issuance or (b) the Dilutive Issuance has not been made, but at the hearing to be held on the matter the Company refuses to undertake not to make, or not to resolve to make, a Dilutive Issuance.

On June 2, 2010, the Company filed with the Enterprise Chamber of the Amsterdam Court of Appeals a request for interim measures requesting the Court to issue an order to (i) either have Biwater’s Shares transferred to an independent third party (so that such person could vote the Shares at any meeting of the Company’s stockholders) or suspend of the voting rights of Biwater, (ii) forbid Biwater from tendering their Shares (which have already been tendered in the Offer) if Sembcorp does not agree to (a) cooperate in implementing an adequate corporate governance of the Company by guaranteeing the continued membership of a sufficient number of independent directors and granting those independent members adequate approval and veto rights in respect of the resolutions that protect the interests of the Company’s minority stockholders, (b) refrain from delisting/deregistering the Shares and (c) impose the same obligations on any transferee of Biwater’s Shares and (iii) suspend Messrs. White and Magor from serving on the Company’s board of directors retroactively from March 7, 2010. The date for the hearing on the various orders pending before the Enterprise Chamber of the Amsterdam Court of Appeals has been set for June 10, 2010.”

34.	The first and second paragraphs on page 54 of the Offer to Purchase under “Miscellaneous” are amended and restated as follows:

“The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any state of the United States in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state.

Neither Parent nor Purchaser is aware of any state of the United States in which the making of the Offer or the acceptance of the Shares in connection therewith would not be in compliance with the laws of such state.”

35.	The following information is added to Schedule A – Information Concerning Directors and Executive Officers of Parent and Purchaser – 1. Directors and Executive Officers of Parent:

Margaret Lui

Director of Parent since June 1, 2010.

Chief Operating Officer of Seatown Holdings International Pte Ltd since January 1, 2010. Director of Bartley Investments Pte Ltd since October 23, 2006. Director of Brookstone Company, Inc. since August 12, 2008. Director of Brookstone, Inc. since August 12, 2008. Director of CitySpring Infrastructure Management Pte Ltd since November 16, 2006. Director of Dover Investments Pte Ltd since September 6, 2004. Director of Napier Investments Pte Ltd since October 23, 2006. Director of Nassim Investments Pte Ltd since October 23, 2006. Director of Singapore Cruise Centre Pte Ltd since February 24, 2003. Director of Singbridge International Singapore Pte Ltd since April 20, 2009. Director of CITP Advisors (Hong Kong) Limited from July 2, 2009 to May 13, 2010. Director of CITP GP I Ltd from October 27, 2008 to May 13, 2010. Director of CITP Advisors Ltd from October 27, 2008 to May 13, 2010. Director of PLE Investments Pte Ltd from July 1, 2005 to March 9, 2010. Managing Director, Investments, of Temasek Holdings (Private) Limited from April 1, 2001 to December 31, 2009. Director of Singapore Food Industries Limited from December 1, 2005 to April 22, 2009. Director of Arcadia Global Corporation Limited from August 26, 2005 to October 27, 2007. Director of OSIM Brookstone Holdings, Inc. from July 14, 2005 to July 10, 2007. Director of Singapore Aircraft Leasing Enterprise Pte Ltd from February 15, 2005 to December 15, 2006. Director of Singex Exhibition Ventures Pte Ltd from November 1, 2005 to December 31, 2006. Director of Singex Exhibitions Pte Ltd from November 1, 2005 to December 31, 2006. Director of Alexandra Fund Management Pte Ltd from June 15, 2005 to November 17, 2006. Director of PSA Marine (Pte) Ltd from June 30, 2004 to September 30, 2006. Director of Singex Venues Pte Ltd from November 1, 2005 to December 31, 2006. Director of Singspring Pte Ltd from October 12, 2005 to November 9, 2006. Director of Temasek Capital (Private) Limited from August 22, 2005 to October 23, 2006. Director of Canberra Investments Pte Ltd from September 9, 2004 to October 23, 2006. Director of Dahlia Investments Pte Ltd from July 13, 2004 to October 6, 2006. Director of Fullerton Fund Investments Pte Ltd from June 15, 2005 to October 6, 2006. Director of Hazeltree Holdings

Private Limited from January 23, 2003 to October 6, 2006. Director of Lentor Investments Pte Ltd from July 12, 2004 to October 6, 2006. Director of Anderson Investments Pte Ltd from August 27, 2004 to September 20, 2006. Director of Thomson Capital Pte Ltd from July 13, 2004 to September 20, 2006. Director of Tembusu Capital Pte Ltd from July 12, 2004 to August 26, 2005. Director of PSA International Pte Ltd from December 2, 2003 to June 30, 2005. Director of PSA Corporation Pte Ltd from August 15, 2003 to June 30, 2005. Director of International Development and Consultancy Corporation (Pte) Ltd from August 1, 2001 to March 23, 2005. Director of SMRT Road Holdings Ltd from July 17, 2003 to September 26, 2005. Director of SMRT Trains Ltd from February 16, 2004 to September 26, 2005. Director of SMRT Buses Ltd from July 17, 2003 to September 26, 2005. Director of SMRT Corporation Ltd from July 17, 2003 to September 15, 2005. Alternate Director of Aetos Security Management Pte Ltd from January 10, 2004 to September 30, 2005.

The information contained in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, except as set forth above or below

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

As required by Regulation M-A Item 1016(a), (b), (d), (g) and (h), the following are attached as exhibits to this Schedule TO:

(a)(1)	Offer to Purchase, dated May 21, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on May 21, 2010.*

(a)(8)	Form of Deed of Transfer (for holders of Dutch Registered Shares).*

(a)(9)	Press Release issued by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(10)	Investor Presentation filed by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(11)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(12)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 4, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(13)	Letter from Sembcorp Industries Ltd. to the Editor of The Business Times in Response to Hock Lock Siew Commentary, dated May 10, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 10, 2010).*

(a)(14)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(15)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(16)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 12, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(17)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(a)(18)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(19)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(20)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(21)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(22)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(23)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(24)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(25)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(26)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(27)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(28)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(29)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(30)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(31)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(32)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(33)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(34)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(35)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(36)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(37)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(38)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(39)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(40)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(41)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 20, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 20, 2010).*

(a)(42)	Press Release issued by Purchaser on May 21, 2010.*

(a)(43)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 26, 2010.**

(a)(44)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 31, 2010.***

(a)(45)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 2, 2010.****

(b)	None.

(c)	None.

(d)(1)	Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd. and Biwater Holdings Ltd.*

(d)(2)	Tax Indemnity Deed, dated April 26, 2010, between Purchaser and Biwater Holdings Ltd.*

(d)(3)	Pensions Agreement, dated April 26, 2010, among Cascal N.V., Biwater Holdings Ltd. and the Trustees of the Biwater Retirement and Security Scheme.*

(d)(4)	Escrow Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd., HSBC Bank plc, the Trustees of the Biwater Retirement and Security Scheme and The Bank of New York Mellon.*

(d)(5)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(d)(6)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(7)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(8)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(d)(9)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(10)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(11)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(12)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(13)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(14)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(15)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(16)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack ofJurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(17)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(18)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(19)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(20)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(21)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(22)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(23)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(24)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(25)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(26)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(27)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(28)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(29)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(30)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(31)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed as an Exhibit to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on May 21, 2010.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on May 26, 2010.
***	Previously filed as an Exhibit to Amendment No. 2 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on June 1, 2010.
****	Previously filed as an Exhibit to Amendment No. 3 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on June 2, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2010.

SEMBCORP UTILITIES PTE LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A, Sembcorp Industries Ltd.

SEMBCORP INDUSTRIES LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A

EXHIBIT INDEX

Exhibit No.

(a)(1)	Offer to Purchase, dated May 21, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on May 21, 2010.*

(a)(8)	Form of Deed of Transfer (for holders of Dutch Registered Shares).*

(a)(9)	Press Release issued by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(10)	Investor Presentation filed by Purchaser on April 26, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on April 26, 2010).*

(a)(11)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(12)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 4, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(a)(13)	Letter from Sembcorp Industries Ltd. to the Editor of The Business Times in Response to Hock Lock Siew Commentary, dated May 10, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 10, 2010).*

(a)(14)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(15)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(16)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 12, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(a)(17)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(a)(18)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(19)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(20)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of
Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(21)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(22)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(23)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(24)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(25)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(26)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(27)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(a)(28)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(29)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(30)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(31)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(32)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(33)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(34)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(35)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(a)(36)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(37)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(38)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(39)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(40)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(a)(41)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 20, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 20, 2010).*

(a)(42)	Press Release issued by Purchaser on May 21, 2010.*

(a)(43)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 26, 2010.**

(a)(44)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 31, 2010.***

(a)(45)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on June 2, 2010.****

(b)	None.

(c)	None.

(d)(1)	Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd. and Biwater Holdings Ltd.*

(d)(2)	Tax Indemnity Deed, dated April 26, 2010, between Purchaser and Biwater Holdings Ltd.*

(d)(3)	Pensions Agreement, dated April 26, 2010, among Cascal N.V., Biwater Holdings Ltd. and the Trustees of the Biwater Retirement and Security Scheme.*

(d)(4)	Escrow Agreement, dated April 26, 2010, among Purchaser, Biwater Investments Ltd., HSBC Bank plc, the Trustees of the Biwater Retirement and Security Scheme and The Bank of New York Mellon.*

(d)(5)	Complaint filed on April 30, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 5, 2010).*

(d)(6)	Amended Complaint filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(7)	Memorandum of Law in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 12, 2010).*

(d)(8)	Announcement posted by Sembcorp Industries Ltd. on the Singapore Exchange Website on May 13, 2010 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 13, 2010).*

(d)(9)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(10)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(11)	Cascal N.V.’s Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(12)	Declaration of Stephane Richer in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(13)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 11, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(14)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Notice of Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(15)	Memorandum of Law in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(16)	Declaration of William Savitt in Support of the Biwater Defendants’ Motion to Dismiss for Lack ofJurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(17)	Declaration of Lawrence Magor in Support of the Biwater Defendants’ Motion to Dismiss for Lack of Jurisdiction or, Alternatively, on Forum Non Conveniens Grounds filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(18)	Order to Show Cause for a Preliminary Injunction and Temporary Restraining Order issued on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd, Sembcorp Industries Ltd, Biwater Investments Ltd., and Biwater Holdings Limited, Civil Action No. 10-cv-3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 14, 2010).*

(d)(19)	Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(20)	Declaration of Anthony M. Candido in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(21)	Declaration of Richard Quek in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Temporary Restraining Order and Preliminary Injunction filed on May 12, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(22)	Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(23)	Declaration of Martyn Everett in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(24)	Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.6 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(25)	Declaration of Won S. Shin in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.7 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(26)	Declaration of Alan N. Waxman in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 15, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.8 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 17, 2010).*

(d)(27)	Declaration of Tan Cheng Guan in Support of Sembcorp Utilities Pte Ltd.’s and Sembcorp Industries Ltd.’s Supplemental Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(28)	Declaration of Richard Evans in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.2 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(29)	Supplemental Declaration of Lawrence Magor in Support of Biwater Investments Ltd.’s and Biwater Holdings Limited’s Memorandum of Law in Opposition to Cascal N.V.’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.3 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(30)	Cascal N.V.’s Reply Memorandum in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.4 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(d)(31)	Declaration of Marc Greenwald in Support of Plaintiff’s Application for a Preliminary Injunction filed on May 17, 2010, in the United States District Court for the Southern District of New York, captioned Cascal N.V. v. Sembcorp Utilities Pte Ltd., Sembcorp Industries Ltd., Biwater Investments Ltd., and Biwater Holdings Limited, 10 Civ. 3613 (LAK) (incorporated by reference to Exhibit 99.5 filed under cover of Schedule TO-C by Purchaser with the Securities and Exchange Commission on May 18, 2010).*

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed as an Exhibit to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on May 21, 2010.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on May 26, 2010.
***	Previously filed as an Exhibit to Amendment No. 2 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on June 1, 2010.
****	Previously filed as an Exhibit to Amendment No. 3 to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on June 2, 2010.